January 14, 2016	News Release 16–02
SILVER STANDARD REPORTS FOURTH QUARTER AND 2015 PRODUCTION RESULTS
AND 2016 GUIDANCE
VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) reports its fourth quarter and full year 2015 operating results, with both Marigold and Pirquitas achieving record annual production. Additionally, we are providing production and cost guidance for 2016.

Fourth Quarter and 2015 Operating Highlights:

▪	Record annual production: Produced 207,006 ounces of gold at Marigold, exceeding our increased gold production guidance, and 10.3 million ounces of silver at Pirquitas.

▪
Strong fourth quarter production: Produced 61,461 ounces of gold at Marigold, a 50% increase from the third quarter, and produced 2.6 million ounces of silver at Pirquitas, the second highest production quarter of 2015.

▪
Improved mine operating performance at Marigold: Reported 74.6 million tonnes of total material mined and 20.5 million ore tonnes mined in 2015, annual records since the commencement of operations in 1988.

▪	Higher grades and increased sales at Marigold: Gold grade to leach pad increased 11.6% to 0.48 g/t and gold sales increased 59% to 62,827 ounces, quarter-on-quarter.

▪	Strong mine fundamentals at Pirquitas: Achieved higher silver mined and mill feed grade and higher sustainable silver recoveries, year-on-year.
Paul Benson, President and CEO said, “We had a strong quarter which led to record annual production at both mines, coupled with an improvement in our safety performance. This was the result of our continuous focus on operational excellence at all levels of the business and our commitment to safe production. Whilst our performance and strong balance sheet position us well to navigate the current challenging market conditions, they also enable us to continue to invest in our future.”

“At Marigold we continue drilling to grow our Reserves and Resources, while at Pirquitas we are investing in the evaluation of the Chinchillas project and the potential for a small high grade underground mine beneath the San Miguel open pit to extend the Pirquitas mine life. We also continue to pursue external growth opportunities.”

Marigold mine, U.S.

		Q4 2015	Q3 2015	% Change [1]	FY 2015	FY 2014 [2]	% Change [1]
Total material mined	kt	18,560	18,425	0.7%	74,592	71,751	4.0%
Waste removed	kt	13,788	11,242	22.6%	54,054	57,901	(6.6)%
Ore to leach pad	kt	4,772	7,183	(33.60)%	20,538	13,850	48.3%
Strip ratio	w/o	2.9	1.6	81.3%	2.6	4.2	(37.8)%
Gold grade to leach pad	g/t	0.48	0.43	11.6%	0.45	0.54	(17.2)%
Gold recovery	%	70%	70%	0.0%	71%	73%	(2.7)%
Gold produced	oz	61,461	41,262	49.0%	207,006	162,299	27.5%
Gold sold	oz	62,827	39,525	59.0%	206,338	161,817	27.5%
Notes:

1.	Percent changes are calculated using rounded numbers presented in the table.

2.
For fiscal year 2014, Silver Standard was entitled to all economic benefits of the Marigold mine for the period from April 1, 2014 to December 31, 2014 under the purchase and sale agreement dated February 3, 2014 entered into with subsidiaries of Goldcorp Inc. (“Goldcorp”) and Barrick Gold Corporation. Data presented in this column of the table is for the period January 1 to December 31, 2014 and includes operating data for the period January 1 to March 31, 2014 as reported by Goldcorp in its First Quarter Report dated March 31, 2014 (grossed up to illustrate 100% ownership by Goldcorp).

Gold production for 2015 totaled 207,006 ounces, a record for the Marigold mine since it began operating in 1988, exceeding the higher end of our increased annual production guidance range. Gold sales were 206,338 ounces, an annual record.

Total material mined and ore stacked on leach pads of 74.6 million tonnes and 20.5 million tonnes in 2015, respectively, were record amounts for the Marigold mine. During the year, the productivity rate of the rope shovel increased by 12%, when compared to 2014, contributing to improved overall mine production. More ore tonnes and gold ounces were mined in 2015 due to the increased mining rate and the continued identification of ore tonnes in addition to existing Mineral Reserves.

During the fourth quarter, Marigold produced 61,461 ounces of gold, higher than the previous quarter as higher grade ore tonnes were sourced from the deeper benches of the Mackay pit during the third and fourth quarters of 2015. Gold sales totaled 62,827 ounces for the quarter.

A total of 18.6 million tonnes of material were mined in the fourth quarter of 2015, compared to 18.4 million tonnes mined in the third quarter. Approximately 4.8 million tonnes of ore were delivered to the heap leach pads at a gold grade of 0.48 g/t, containing approximately 51,100 recoverable ounces of gold stacked during the quarter. This compares to 7.2 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.43 g/t in the third quarter of 2015, containing approximately 70,000 recoverable ounces of gold. Grade mined in the fourth quarter was 11.6% higher than the third quarter. Stripping of the next Mackay pit phase increased in the fourth quarter, leading to an increased strip ratio in the quarter.

Pirquitas mine, Argentina

		Q4 2015	Q3 2015	% Change [1]	FY 2015	FY 2014	% Change [1]
Total material mined	kt	2,712	2,746	(1.2)%	11,900	16,391	(27.4)%
Waste removed	kt	1,966	2,219	(11.4)%	9,090	14,389	(36.8)%
Strip ratio	w/o	2.6	4.2	(38.1)%	3.2	7.2	(55.6)%
Silver mined grade	g/t	187	188	(0.5)%	183	159	15.1%
Zinc mined grade	%	0.23%	0.33%	(30.3)%	0.51%	1.52%	(66.4)%
Ore milled	kt	421	410	2.7%	1,557	1,587	(1.9)%
Silver mill feed grade	g/t	237	238	(0.4)%	250	221	13.1%
Zinc mill feed grade	%	0.35%	0.57%	(38.6)%	0.62%	1.79%	(65.4)%
Silver recovery	%	80.8%	82.0%	(1.5)%	82.6%	77.3%	6.9%
Zinc recovery [2]	%	27%	40%	(32.5)%	45%	48%	(6.2)%
Silver produced	‘000 oz	2,588	2,576	0.5%	10,339	8,733	18.4%
Zinc produced [2]	‘000 lb	865	2,076	(58.3)%	9,452	30,010	(68.5)%
Silver sold	‘000 oz	1,943	2,819	(31.1)%	10,294	8,145	26.4%
Zinc sold [2]	‘000 lb	1,428	2,352	(39.3)%	11,485	32,341	(64.5)%
Notes:

1.	Percent changes are calculated using rounded numbers presented in the table.

2.	Data for zinc production and sales relate only to zinc in zinc concentrate as any zinc metal within our silver concentrate does not generate revenue.
In 2015, the Pirquitas mine produced a record 10.3 million ounces of silver, significantly higher than the 8.7 million ounces produced in 2014 and nearing the upper end of our increased annual production guidance range. During the year, silver mined grade and silver mill feed grade increased 15% and 13%, respectively, compared to the silver grades realized in 2014. The mine achieved higher sustained silver recovery of 82.6%, compared to 77.3% in 2014, as we accessed higher quality suphide ore and process control improvements positively impacted plant operating performance. Silver sales totaled 10.3 million ounces for the year.

In the fourth quarter of 2015, Pirquitas produced 2.6 million ounces of silver, in line with silver produced in the third quarter of 2015. Silver sales totaled 1.9 million ounces for the quarter, a 31% decrease from the third quarter, and lower than production in the fourth quarter, as two shipments left the port in early January 2016.

Ore was milled at an average rate of 4,579 tonnes per day in the fourth quarter, 3% higher than the previous quarter. Ore milled contained an average silver grade of 237 g/t, in line with the 238 g/t reported in the third quarter. The average recovery rate for silver in the fourth quarter was 80.8%, marginally lower than the 82.0% in the previous quarter.

In 2015, Pirquitas also produced 9.5 million pounds of zinc in zinc concentrate, with 865,000 pounds of zinc in zinc concentrate produced in the fourth quarter. The zinc circuit was curtailed intermittently in the fourth quarter due to variable zinc mined grade.

2016 Outlook

For the full year 2016, we expect:

Operating Guidance		Marigold mine	Pirquitas mine
Gold Production	oz	190,000 - 200,000	—
Silver Production	Moz	—	8.0 – 10.0
Zinc Production [1]	Mlb	—	0.0 - 5.0
Cash costs per payable ounce sold [2]	$/oz	715 - 765	10.50 - 12.50
Capital Expenditures	$M	25	5
Capitalized Stripping Costs	$M	30	—
Notes:

1.
When processing low zinc grade material, the optimum financial result may be to curtail the zinc circuit to maximize payable silver recovery. This is a plant optimization decision that is made on an ongoing basis, leading to a wide range of zinc production guidance.

2.
We report the non-GAAP financial measures of cash costs per payable ounce of silver and gold sold to manage and evaluate operating performance at the Pirquitas mine and the Marigold mine. See “Cautionary Note Regarding Non-GAAP Measures”.

Marigold production is expected to stay strong in 2016 with quarterly and annual variations driven by Mackay pit phase sequencing. Capital expenditures include approximately $6 million for additional leaching capacity as construction has been accelerated due to the increased ore tonnes mined, $16 million for maintenance and capitalized spares for mining equipment, and $3 million for permitting. As expected, 2016 is projected to be a year of higher capitalized stripping as the next phase of the Mackay pit commences. Due to the results of the assay program, pit phase average strip ratios have reduced, resulting in lower average strip ratios upon which capitalized stripping is determined.

At the Pirquitas mine, annual silver production is expected to decline relative to 2015 due to the anticipated completion of the Phase 2 pit during the fourth quarter and the associated cessation of San Miguel open pit mining activities. We are conducting engineering and economic studies to determine the viability of the limited deepening of the Phase 2 pit. Lower grade stockpile processing is expected to commence upon cessation of open pit mining activities and the duration will be dependent on metal prices in late 2016. Mine life extension remains a priority for Pirquitas as demonstrated by 2016 planned expenditures at Chinchillas and on-going evaluation of underground mining options at the Pirquitas mine.

Exploration and development expenditures for the company are forecast at $15 million for 2016. Planned expenditures related to the Pirquitas mine include $7.5 million at the Chinchillas project on pre-development activities, including exploration, mine planning, metallurgical studies, permitting and engineering studies. Expenditures at Marigold are forecast at $4 million to continue mineral resource discovery and conversion at the 8 South area, complete the assay program over the Mackay pit for the remainder of the pit mine life and commence exploration on the Valmy property acquired in 2015. Approximately $1.5 million is planned for greenfields U.S. exploration activities. The remainder of the expenditures are attributable to property holdings being maintained in good standing with limited programs expected within our exploration and development portfolio.

Qualified Persons

The scientific and technical information contained in this news release relating to the Pirquitas mine has been reviewed and approved by Randy Van Order, P.Eng., a Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and our General Manager at the Pirquitas mine. The scientific and technical information contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice, a SME Registered Member, a Qualified Person under NI 43-101 and our Technical Services Manager at the Marigold mine.

About Silver Standard

Silver Standard is a Canadian-based precious metals producer with two wholly-owned and operated mines, including the Marigold gold mine in Nevada, U.S. and the Pirquitas silver mine in Jujuy Province, Argentina. We also have two feasibility stage projects and an extensive portfolio of exploration properties throughout North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of silver, gold and other metals; future costs of inventory, and cash costs and total costs per payable ounce of silver, gold and other metals sold; the prices of silver, gold and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver, gold and other metals produced by us; timing of production and the cash costs and total costs of production at the Pirquitas mine and the Marigold mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; our plans and expectations for our properties and operations; and the potential benefits to be derived from entering into a joint venture with Golden Arrow Resources Corporation (“Golden Arrow”); the likelihood of Silver Standard exercising its option and the completion of the transaction; the outcome of Silver Standard’s evaluation of the Chinchillas project; estimated pre-development expenditures; timing of Chinchillas providing a supply feed to the Pirquitas plant; payments to be made to Golden Arrow; and receipt of the necessary approvals of the court and Golden Arrow’s shareholders.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Pirquitas mine, the Marigold mine and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar; the possibility of future losses; general economic conditions; fully realizing our interest in Pretium Resources Inc. (“Pretium”) and our other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities; potential export duty and related interest on current and past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the value added tax collection process in Argentina; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and operational issues; our ability to obtain adequate financing for further exploration and development programs; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; our ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; governmental regulations, including health, safety and environmental regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; assessments by taxation authorities in multiple jurisdictions, including the recent reassessment by the Canada Revenue Agency; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers; compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; recoverability of deferred consideration to be received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; our ability to access, when required, mining equipment and services; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; our ability to complete and successfully integrate an announced acquisition; conflicts of interest that could arise from some of our directors’ and officers’ involvement with other natural resource companies; information systems security risks; certain terms of our convertible notes; our senior secured revolving credit facility; our announced acquisition of the Valmy property; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Pirquitas mine and the Marigold mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cost of inventory, cash costs and total costs per payable ounce of silver or gold sold, realized price per ounce of silver or gold sold, adjusted net income (loss) before tax, adjusted net income (loss) and adjusted basic earnings (loss) per share. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.